Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017.

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2018 and 2017

R.C.S. Luxembourg B 174.140

4, rue de la Grêve

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
		2018	2017
	Notes	Unaudited	Unaudited

Continuing operations
Revenue	4	390,884	353,654
Cost of services	5	(241,102)	(219,528)
Gross profit		149,782	134,126
Selling, general and administrative expenses	6	(44,033)	(43,531)
Other operating income	7	5,078	4,904
Other operating expense		(1,231)	(335)
Operating income		109,596	95,164
Share of income /(loss) in associates		130	(50)
Income before financial results and income tax		109,726	95,114
Financial income	8	13,887	30,719
Financial loss	8	(85,788)	(79,465)
Income before income tax expense		37,825	46,368
Income tax expense	9	(11,518)	(11,615)
Income for the period		26,307	34,753
Attributable to:
Owners of the parent		26,495	32,457
Non-controlling interest		(188)	2,296
		26,307	34,753

Earnings per share attributable to the owners of the parent
Weigthed average number of ordinary shares (thousands)		155,260	148,118

Basic and diluted earnings per share		0.17	0.22

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2018	2017
	Unaudited	Unaudited
Income for the period	26,307	34,753

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	9	38

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive income from associates	115	42
Currency translation adjustment	(24,257)	15,650
Other comprehensive (loss)/ income for the period, net of income tax	(24,133)	15,730
Total comprehensive income for the period	2,174	50,483
Attributable to:
Owners of the parent	5,872	41,922
Non-controlling interest	(3,698)	8,561
	2,174	50,483

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2018 Unaudited	At December 31, 2017 Audited

ASSETS
Non-current assets
Intangible assets, net	10	2,797,696	2,818,354
Property, plant and equipment, net		75,244	74,483
Investments in associates		13,678	13,435
Other financial assets at amortized cost		-	2,500
Deferred tax assets		141,633	135,327
Other receivables		165,752	173,393
Trade receivables		4,254	4,244
		3,198,257	3,221,736
Current assets
Inventories		8,115	8,564
Other financial assets at fair value through profit or loss		21,330	16,214
Other financial assets at amortized cost		2,600	23,582
Other receivables		61,954	183,062
Current tax assets		5,690	4,621
Trade receivables		124,478	121,834
Cash and cash equivalents	11	275,750	221,601
		499,917	579,478
Total assets		3,698,174	3,801,214

EQUITY	14
Share capital		160,022	1,500,000
Share premium		180,486	-
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	-
Currency translation adjustment		(237,928)	(217,300)
Legal reserves		2	2
Other reserves		(1,346,661)	(1,344,008)
Retained earnings		166,885	138,034
Total attributable to owners of the parent		659,744	461,783
Non-controlling interests		353,390	335,359
Total equity		1,013,134	797,142

LIABILITIES
Non-current liabilities
Borrowings	12	1,146,241	1,113,655
Deferred tax liabilities		147,574	148,301
Other liabilities	13	1,020,700	1,006,792
Trade payables		3,259	3,302
		2,317,774	2,272,050
Current liabilities
Borrowings	12	78,971	372,790
Other liabilities	13	156,993	209,486
Current tax liabilities		26,951	21,934
Trade payables		104,351	127,812
		367,266	732,022
Total liabilities		2,685,040	3,004,072
Total equity and liabilities		3,698,174	3,801,214

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

			Attributable to owners of the parent
	Share Capital	Share premium	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at December 31, 2017	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Adjustment on adoption of IFRS 9 (net of tax) (Note 2.2 (a))	-	-	-	-	-	-	-	2,356	2,356	542	2,898
Adjusted balance at January 1, 2018	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	140,390	464,139	335,901	800,040
Shareholders contributions (Note 14)	-	-	-	-	-	-	-	-	-	43,703	43,703
Income / (loss) for the period	-	-	-	-	-	-	-	26,495	26,495	(188)	26,307
Reverse stock split (Note 14)	(1,351,883)	-	-	1,351,883	-	-	-	-	-	-	-
Initial Public Offering (Note 14)	11,905	180,486	-	-	-	-	-	-	192,391	-	192,391
Other comprehensive loss for the period	-	-	-	-	-	(20,628)	5	-	(20,623)	(3,510)	(24,133)
Changes of non-controlling interests	-	-	-	-	-	-	(2,658)	-	(2,658)	(22,516)	(25,174)
Balance at March 31, 2018	160,022	180,486	385,055	1,351,883	2	(237,928)	(1,346,661)	166,885	659,744	353,390	1,013,134

Balance at January 1, 2017	20	-	1,907,328	-	2	(188,721)	(1,344,022)	74,543	449,150	354,174	803,324
Shareholders contributions (Note 14)	-	-	3,810	-	-	-	-	-	3,810	-	3,810
Income for the period	-	-	-	-	-	-	-	32,457	32,457	2,296	34,753
Other comprehensive income for the period	-	-	-	-	-	9,443	22	-	9,465	6,265	15,730
Changes of non-controlling interests	-	-	-	-	-	-	-	-	-	(8,060)	(8,060)
Balance at March 31, 2017	20	-	1,911,138	-	2	(179,278)	(1,344,000)	107,000	494,882	354,675	849,557

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2018 Unaudited	2017 Unaudited
Cash flows from operating activities
Income for the period		26,307	34,753
Adjustments for:
Amortization and depreciation		34,224	34,266
Deferred income tax	9	(13,700)	(9,725)
Income tax accrued	9	25,218	21,340
Share of income or loss in associates		(130)	50
Loss on disposals of property, plant and equipment		-	3
Unpaid concession fees		22,337	21,689
Changes in liability for Brazil concessions		21,577	25,980
Interest expense		25,925	42,101
Other financial results, net		2,292	(18,891)
Net foreign exchange		22,425	(636)
Other accruals		3,689	1,923
Acquisition of Intangible assets		(44,170)	(37,495)
Income tax paid		(14,242)	(3,244)
Changes in working capital	17	(82,401)	(85,836)
Net cash provided by operating activities		29,351	26,278

Cash flows from investing activities
Cash contribution in associates		(13)	-
Additional acquisitions in subsidiaries	14	(16,513)	-
Acquisition of other financial assets		(5,816)	(41)
Disposals of other financial assets		23,590	15,009
Purchase of Property, plant and equipment		(1,749)	(1,217)
Acquisition of Intangible assets		(16)	(160)
Other		80	62
Net cash (used in) / provided by investing activities		(437)	13,653

Cash flows from financing activities
Proceeds from cash contributions		43,703	3,810
Proceeds from borrowings		173,680	395,211
Initial Public Offering	14	195,601	-
Initial Public Offering expenses paid	14	(4,253)	-
Release of guarantee deposits		92,913	-
Release of restricted cash		-	30,873
Loans paid	12	(452,686)	(192,691)
Interest paid	12	(17,332)	(31,311)
Dividend distribution		(2,632)	(2,560)
Net cash provided by financing activities		28,994	203,332

Increase in cash and cash equivalents		57,908	243,263

Movements in cash and cash equivalents
At the beginning of the period		221,601	182,116
Exchange rate (loss)/ income on cash and cash equivalents		(3,760)	9,101
Increase in cash and cash equivalents		57,908	243,263
At the end of the period	11	275,749	434,480

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and company conversion
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax expense
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

1	General information and corporate reorganization

General Information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation, organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Perú.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2017.

Company conversion

The Company was converted on September 14, 2017, from a Luxembourg Limited Liability Company named A.C.I. Airports International S.à r.l. (“ACI”) into a Luxembourg Corporation and changed its name to Corporación América Airports S.A. (the “Conversion”). In conjunction with the Conversion, all of the Company’s outstanding equity interests were converted into one billion five hundred million (1,500,000,000) shares of common stock which are held by ACI Airports S.à r.l. (controlling shareholder). In connection with the Conversion, Corporación América Airports S.A. has continued to hold all assets of ACI and has assumed all of its liabilities and obligations.

The main adjustment of the Conversion principally gave effect to the recognition of the share capital of Corporación América Airports S.A. for a total nominal value of USD 1,500 million (USD 1 per share) and the elimination of the shares of A.C.I. Airports International S.à. r.l. for a total amount of USD 20 thousands and of the Free distributable reserves for a total amount of USD 1,499.9 million.

These condensed consolidated interim financial statements have been approved for issuance by the Company on May 22, 2018.

2	Basis of presentation and accounting policies

The principal accounting policies applied in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with the Consolidated Financial Statements ended at December 31, 2017. These policies have been consistently applied to all the years presented, unless otherwise stated.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

2	Basis of presentation and accounting policies (Cont.)

2.1 Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2017, except for changes explained in Note 2.2. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2017.

Assets and liabilities are classified as current if settlement is expected within 12 months.

There were no changes in valuation techniques during the period, except for changes explained in Note 2.2, and there were no changes in risk management policies since the end of the year ended December 31, 2017.

2.2 Changes in the accounting polices

The group has applied the following standards and amendments for the first time for their quarter reporting period commencing 1 January 2018:

IFRS 9, “Financial Instruments”

The group has adopted IFRS 9 as issued in July 2014, which resulted in changes in accounting policies and adjustments to the amounts recognized in the Consolidated Financial Statements for the year ended 31 December 2017.

This standard replaces the previously issued versions and establishes new requirements for hedge accounting and a new model of impairment for financial assets, effective from January 1, 2018. The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses, as is the case under IAS 39.

The accounting policies were changed to comply with IFRS 9 as issued by the IASB in July 2014. IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

As permitted by the transitional provisions of IFRS 9, the Group has elected not to restate comparative figures.

(a) Impact of adopting IFRS 9

The total impact on the Group’s retained earnings due to measurement of financial instruments as of January 1, 2018 is as follows:

	Retained Earnings	Non- controlling interests
Opening balance - IAS 39	138,034	335,359
Decrease in provision for trade receivables	3,142	723
Decrease in deferred tax assets relating to impairment provisions	(786)	(181)
Adjustment to retained earnings from adoption of IFRS 9	2,356	542
Opening balance – IFRS 9	140,390	335,901

(b) Classification and measurement of financial instruments

On January 1, 2018, the Group’s management has assessed which business models apply to the financial assets held by the group at the date of initial application of IFRS 9 (January 1, 2018) and has classified its financial instruments into the appropriate IFRS 9 categories.

Reclassifications of financial instruments on adoption of IFRS 9

On the date of initial application, January 1, 2018, the financial instruments of the group were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original (IAS 39)	New (IFRS 9)	Original	New	Difference
Assets as per the statement of financial position
Other financial assets	AC*	AC*	26,082	26,082	-
Other financial assets	FVPL**	FVPL**	16,214	16,214	-
Other receivables	AC*	AC*	293,578	293,578	-
Trade receivables	AC*	AC*	126,078	129,943	3,865
Cash and cash equivalents	AC*	AC*	221,601	221,601	-
Liabilities as per the statement of financial position
Borrowings	AC*	AC*	1,486,445	1,486,445	-
Trade payables and other liabilities	AC*	AC*	1,198,562	1,198,562	-

* AC = financial instruments measured at amortized cost

** FVPL = financial instruments measured at fair value through profit or loss

(c) IFRS 9 Financial Instruments – Accounting policies applied from January 1, 2018

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

(i)	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

(ii)	Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

(iii)	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

IFRS 15, “Revenue from contracts with customers”

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The Company´s management has determine that the adoption of this standard did not have a significant impact on the Company´s financial condition or results of operations.

Effective January 1, 2018, the Group adopted this standard using the modified retrospective adoption approach. There was no impact on the condensed consolidated interim financial statements and no cumulative effect adjustment was recognized.

There were no other changes on accounting policies and accounting methods. The standards that are mandatory effective on or after January 1, 2018 were applied by the group.

New and amended standards not yet adopted for CAAP.

Certain new accounting standards and interpretations have been published that are not mandatory for March 31, 2018 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

New and amended standards not yet adopted for CAAP (Cont.)

Other standards and interpretations non-significant for the Company’s financial statements:

- Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions -Annual Improvements to IFRS 2014-2016 cycle.

- IFRIC 22 - Foreign Currency Transactions and Advance Consideration.

- IFRIC 23 - Uncertainty over Income Tax Treatments.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3	Segment information

For management purposes, the Company analyzes its business in a consistently manner as was included in Note 2.U of the Consolidated Financial Statements for the year ended December 31, 2017 and has the same segments to be reported as follows:

1. Argentina

2. Brazil

3. Uruguay

4. Armenia

5. Ecuador

6. Italy

7. Perú

The activities carried out by the Group are as follows:

Airports: It relates to the operation of airport concessions in the geographic areas mentioned above. Others: These are represented by the businesses that are not operation of airport concessions (for example: TCU S.A. and Aerocombustible S.A.)

All other segments - Assets and results of the subsidiaries that are holding companies are not analyzed by the CODM, therefore they are not separately included in the reports provided to the Board. The results of the operations of holding companies are included in the "unallocated" column. The column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The performance of each segment is measured by its adjusted EBITDA, defined, with respect to each segment, as income before financial income, financial loss, income tax expense, depreciation and amortization for such segment. Adjusted EBITDA excludes certain items that are not considered part of Group´s core operating results; specifically, financial income, financial loss, income tax expense, depreciation and amortization are not allocated to Group´s reportable segments, except for the amortization of Brazil that is included in concession fees in cost of services, as it is related to the canon payed to Brazilian government for operating the airport concession in Brazil.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

3	Segment information (Cont.)

	Argentina		Brazil	Uruguay		Armenia	Ecuador	Italy	Perú
Period ended March 31, 2018 (Unaudited)	Airports	Others	Airports	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	248,276	16	32,049	32,154	4,466	21,677	21,526	31,708	-	(2,427)	1,439	390.884
Cost of services	(144,834)	(32)	(28,325)	(13,531)	(3,269)	(12,865)	(12,173)	(24,818)	-	2,427	(3,682)	(241,102)
Gross profit	103,442	(16)	3,724	18,623	1,197	8,812	9,353	6,890	-	-	(2,243)	149,782
Selling, general and administrative expenses	(22,049)	(58)	(3,745)	(3,729)	(355)	(2,596)	(4,274)	(3,280)	-	-	(3,947)	(44,033)
Other operating income	5,021	-	-	16	11	28	2	-	-	-	-	5,078
Other operating expenses	(304)	-	(140)	(28)	-	(127)	(7)	-	-	-	(625)	(1,231)
Operating income	86,110	(74)	(161)	14,882	853	6,117	5,074	3,610	-	-	(6,815)	109,596
Share of loss in associates	-	-	-	-	-	-	-	-	130	-	-	130
Amortization and depreciation	6,974	-	4,361	3,400	189	2,983	1,860	2,960	-	-	4,354	27,081
Adjusted Ebitda	93,084	(74)	4,200	18,282	1,042	9,100	6,934	6,570	130	-	(2,461)	136,807
Financial income												13,887
Financial loss												(85,788)
Amortization and depreciation												(27,081)
Income before income tax expense												37,825
Income tax expense												(11,518)
Income for the period												26,307
March 31, 2018 (Unaudited)
Current assets	213,540	311	51,128	43,525	3,742	46,257	22,925	48,282	-	(95,649)	165,856	499,917
Non-current assets	699,236	6	1,421,984	156,979	4,930	170,316	50,298	242,872	12,060	(750)	440,326	3,198,257
Capital Expenditure	44,524	-	1,352	499	58	897	218	2,296	-	-	13	49,857
Current liabilities	135,892	50	60,940	29,822	3,858	21,714	34,921	74,696	-	(94,561)	99,934	367,266
Non-current liabilities	412,114	-	1,303,848	63,268	1,075	95,960	5,645	74,314	-	(1,840)	363,390	2,317,774

Period ended March 31, 2017 (Unaudited)
Revenue	224,934	108	31,871	28,777	3,754	16,998	21,712	26,289	-	(1,944)	1,155	353,654
Cost of services	(129,834)	(32)	(28,864)	(12,169)	(2,874)	(10,087)	(12,842)	(21,347)	-	1,944	(3,423)	(219,528)
Gross profit	95,100	76	3,007	16,608	880	6,911	8,870	4,942	-	-	(2,268)	134,126
Selling, general and administrative expenses	(22,663)	(49)	(2,986)	(2,821)	(325)	(2,829)	(4,031)	(5,679)	-	-	(2,148)	(43,531)
Other operating income	4,771	-	-	23	3	19	1	-	-	-	87	4,904
Other operating expenses	(141)	(4)	-	(46)	-	(108)	(7)	-	-	-	(29)	(335)
Operating income	77,067	23	21	13,764	558	3,993	4,833	(737)	-	-	(4,358)	95,164
Share of loss in associates	-	-	-	-	-	-	-	38	34	-	(122)	(50)
Amortization and depreciation	7,808	-	4,226	3,308	153	2,834	1,836	2,202	-	-	4,094	26,461
Adjusted Ebitda	84,875	23	4,247	17,072	711	6,827	6,669	1,503	34	-	(386)	121,575
Financial income												30,719
Financial loss												(79,465)
Amortization and depreciation												(26,461)
Income before income tax expense												46,368
Income tax expense												(11,615)
Income for the period												34,753
December 31, 2017 (Audited)
Current assets	200,982	425	66,631	24,697	2,887	38,110	42,760	62,144	-	(74,280)	215,122	579,478
Non-current assets	709,689	7	1,432,833	159,880	5,121	173,087	51,941	236,893	11,790	(1,093)	441,588	3,221,736
Capital Expenditure	231,998	41	13,589	6,327	852	5,778	934	20,013	-	-	24	279,556
Current liabilities	151,794	64	262,624	23,536	3,755	22,741	42,929	89,057	-	(73,004)	208,526	732,022
Non-current liabilities	412,242	-	1,271,776	64,050	1,175	95,159	6,571	73,762	-	(2,369)	349,684	2,272,050

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

4	Revenue

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Aeronautical revenue	204,802	187,069
Non-aeronautical revenue
Commercial revenue	137,210	131,592
Construction service revenue	46,616	34,572
Other revenue	2,256	421
	390,884	353,654

5	Cost of services

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Salaries and social security contributions	(51,538)	(49,210)
Concession fees (**)	(48,907)	(47,881)
Construction services cost	(46,162)	(34,256)
Maintenance expenses	(36,506)	(34,896)
Amortization and depreciation	(25,020)	(24,648)
Services and fees	(13,624)	(13,044)
Cost of fuel	(6,855)	(4,627)
Taxes (*)	(4,628)	(4,735)
Office expenses	(4,206)	(3,282)
Provision for maintenance cost	(1,111)	(717)
Others	(2,545)	(2,232)
	(241,102)	(219,528)

(*) Mainly includes tax from turnover and municipal taxes.

(**) Includes depreciation for Brazil concession assets of USD 7,143 as of March 31, 2018 (USD 7,805 as of March 31, 2017).

6	Selling, general and administrative expenses

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Taxes (*)	(14,319)	(13,560)
Services and fees	(10,468)	(11,888)
Salaries and social security contributions	(9,404)	(8,508)
Office expenses	(2,321)	(3,057)
Amortization and depreciation	(2,061)	(1,813)
Maintenance expenses	(1,077)	(1,040)
Bad debts	(937)	(533)
Advertising	(497)	(787)
Insurance	(474)	(618)
Charter service	(207)	(202)
Bad debts recovery	-	216
Other	(2,268)	(1,741)
	(44,033)	(43,531)

(*) Mainly includes tax from taxes over banks transactions and tax on revenue.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

7	Other operating income

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Government grant (*)	5,021	4,771
Other	57	133
	5,078	4,904

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

8	Financial results, net

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)

Interest income	2,668	19,700
Foreign exchange income	10,220	10,950
Other	999	69
Financial income	13,887	30,719

Interest expense	(25,925)	(42,101)
Foreign exchange transaction expenses	(32,645)	(10,314)
Changes in liability for Brazil concessions	(21,577)	(25,980)
Other	(5,641)	(1,070)
Financial loss	(85,788)	(79,465)
Net financial results	(71,901)	(48,746)

9	Income tax expense

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)

Current income tax	(25,218)	(21,340)
Deferred income tax	13,700	9,725
	(11,518)	(11,615)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

10	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total

Cost
Values at January 1, 2018	3,312,006	57,049	14,867	3,383,922
Acquisitions	48,092	-	16	48,108
Translation differences	(42,983)	124	362	(42,497)
	3,317,115	57,173	15,245	3,389,533
Depreciation
Accumulated at the beginning of the period	553,767	313	11,488	565,568
Depreciation of the period	31,639	-	319	31,958
Translation differences	(6,003)	(23)	337	(5,689)
	579,403	290	12,144	591,837
At March 31, 2018	2,737,712	56,883	3,101	2,797,696

Cost
Values at January 1, 2017	3,334,564	56,013	15,162	3,405,739
Acquisitions	37,630	-	160	37,790
Disposals	(3)	-	-	(3)
Translation differences	62,418	83	697	63,198
	3,434,609	56,096	16,019	3,506,724
Depreciation
Accumulated at the beginning of the period	569,090	306	11,156	580,552
Depreciation of the period	32,202	15	146	32,363
Translation differences	1,538	10	159	1,707
	602,830	331	11,461	614,622
At March 31, 2017	2,831,779	55,765	4,558	2,892,102

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

11	Cash and cash equivalents

	At March 31, 2018 (Unaudited)	At December 31, 2017 (Audited)
Cash to be deposited	2,406	1,483
Cash at banks	198,866	189,283
Time deposits	73,599	29,003
Other cash equivalents	879	1,832
	275,750	221,601

The Group operates with investment grade - financial institutions.

For the purposes of cash flow interim statement, cash and cash equivalents include the following:

	At March 31, 2018 (Unaudited)	At March 31, 2017 (Unaudited)
Cash and cash equivalents	275,750	434,493
Bank overdraft	(1)	(13)
	275,749	434,480

12	Borrowings

	At March 31, 2018 (Unaudited)	At December 31, 2017 (Audited)
Non-current
Bank and financial borrowings (**)	472,619	453,428
Notes (*)	671,685	658,109
Others	1,937	2,118
	1,146,241	1,113,655
Current
Bank and financial borrowings (**)	49,206	311,902
Notes (*)	27,189	24,306
Loans with related parties (Note 16)	585	34,651
Others	1,991	1,931
	78,971	372,790
Total Borrowings	1,225,212	1,486,445

Changes in borrowings during the period is as follows:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	1,486,445	1,107,241
Loans obtained	174,289	395,346
Loans paid	(452,686)	(192,691)
Interest paid	(17,332)	(31,311)
Accrued interest for the period	28,462	41,180
Translation differences	6,034	13,107
At the end of the period	1,225,212	1,332,872

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2018 (1)	146,447	183,457	527,473	956,859	1,814,236
At December 31, 2017 (1)	422,746	230,464	523,855	803,436	1,980,501

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

12	Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. As of March 31, 2018 and December 31, 2017 Puerta del Sur S.A. was in compliance with all of its covenants. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

-	In 2015, ACI Airport Sudamérica S.A.U. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica. As of March 31, 2018 and December 31, 2017 they were guaranteed with a stand by letter of credit of CAAP with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A. As of March 31, 2018 and December 31, 2017, ACI Airport Sudamérica S.A. was in compliance with all of its covenants.

-	On January 8, 2018, Corporación América Italia S.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti SpA.

-	Notes issued in April and December 2010 by AA2000, totalling USD 328 million maturing in 2020. Annual Interest rates on these notes are 10% and 10.75% respectively. As long as these notes are outstanding AA2000 is required to comply with certain commitments, such as certain limitations to liens on its assets, mergers, spin-offs, sale of assets, new debts, distribution of dividends and payment to its shareholders. In March 2017, they were totally cancelled.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred. As of March 31, 2018 AA2000 was in compliance with all of its covenants. On March 13, 2017 AA2000 early redeemed in full the notes issued in December 2010 for a principal amount of USD 157.5 million, recognizing a loss of approximately USD 13 million on the extinguishment that was included in interest expenses in financial loss. As a result of the renegotiation of its borrowings, the restrictions on distribution of dividends has significantly eased.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

12	Borrowings (Cont.)

(**) As of March 31, 2018 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(3)
Inframérica Concessionaria do Aeroporto Sao Goncalo do Amarante	BNDES	Brazilian Reales	September 2032	Variable	TJLP (1) plus spread	9.5
	BNDES	Brazilian Reales	June 2032	Variable	T.R.plus spread plus IPCA	2.3
	BNDES	Brazilian Reales	September 2032	Variable	T.R. plus spread plus IPCA	5.9	A
	BNDES	Brazilian Reales	September 2022	Fixed	2.5%	3.0
	BNDES	Brazilian Reales	July 2032	Variable	T.R. plus spread plus IPCA	2.7

Inframérica Concessionaria do Aeroporto de Brasilia	BNDES	Brazilian Reales	December 2033	Variable	TJLP (1) plus spread	312.3	A
	Bradesco	Brazilian Reales	July 2022	Variable	TJLP (1) plus spread	0.3	D
	Bradesco	Brazilian Reales	July 2022	Variable	Selic plus spread	0.1	D
	Pine	Brazilian Reales	December 2018	Variable	CDI plus spread	9.7	C

Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	2019	Variable	6.52%-6.79%	3.5	D
	Banco Bolivariano CA	USD	2019	Variable	7.06%	4.9	D

Terminal de Cargas de Uruguay SA	Santander Uruguay	USD	June 2020	Fixed	4.25%	1.0	D

Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	9.5	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	33.6	D
	Credem	Euro	May 2018	Variable	Euribor 1 month plus spread	6.2	D
	BNL	Euro	January 2019	Variable	Euribor 3 month plus spread	3.1	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.6	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.6	D

Armenia International Airports CJSC	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	52.4	B
		Euro	June 2022	Variable	Euribor 6 month plus spread	59.9

Aeropuertos Argentina 2000 SA	Banco Ciudad	Argentine peso	September 2018	Fixed	27.86%	0.6	D

Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	BADLAR (2) plus spread	0.1	A

Total						521.8

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

12	Borrowings (Cont.)

(**) As of December 31, 2017 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(3)
Inframérica Concessionaria do Aeroporto Sao Goncalo do Amarante	BNDES	Brazilian Reales	September 2032	Variable	TJLP (1) plus spread	98.6
	BNDES	Brazilian Reales	June 2032	Variable	T.R. plus spread plus IPCA	2.2
	BNDES	Brazilian Reales	September 2032	Variable	T.R. plus spread plus IPCA	5.8	A
	BNDES	Brazilian Reales	September 2022	Fixed	2.5%	3.2
	BNDES	Brazilian Reales	July 2032	Variable	T.R. plus spread plus IPCA	1.5
	BNDES	Brazilian Reales	July 2032	Variable	T.R. plus spread plus IPCA	1.2

Inframérica Concessionaria do Aeroporto de Brasilia	BNDES	Brazilian Reales	December 2028	Variable	TJLP (1) plus spread	218.4	A
	CAIXA	Brazilian Reales	December 2028	Variable	TJLP (1) plus spread	72.8	A
	CAIXA	Brazilian Reales	December 2017	Variable	IPCA	5.7	A
	CAIXA	Brazilian Reales	December 2023	Fixed	6%	4.8	A
	Bradesco	Brazilian Reales	July 2022	Variable	TJLP (1) plus spread	0.3	D
	Bradesco	Brazilian Reales	July 2022	Variable	Selic plus spread	0.1	D
	Santander	Brazilian Reales	June 2018	Variable	CDI plus spread	90.9	A
	Citibank	Brazilian Reales	March 2018	Fixed	9%	14.6	C
	Pine	Brazilian Reales	January 2018	Variable	CDI plus spread	9.7	C

Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	2019	Variable	6.86%-6.92%	4.1	D
	Banco Bolivariano CA	USD	2019	Variable	6.92%	5.6	D

Terminal de Cargas de Uruguay SA	Santander Uruguay	USD	June 2020	Fixed	4.25%	1.1	D

Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	9.3	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	34.4	D
	Credem	Euro	November 2018	Variable	Euribor 3 month plus spread	6.0	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.5	D

Armenia International Airports CJSC	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	57.1	B
		Euro	June 2022	Variable	Euribor 6 month plus spread	51.2

Corporación América Airports S.A.	Goldman Sachs	USD	March 2019	Variable	7.63%	50.1	D
	Julius Bär	USD	December 2019	Fixed	2.40%	15.0	B

Aeropuertos Argentina 2000 SA	Banco Ciudad	Argentine peso	September 2018	Fixed	27.86%	1.0	D

Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	BADLAR (2) plus spread	0.1	A

Total						765.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate

IPCA: corresponds to the Brazilian consumer Price index)

(2) BADLAR – Buenos Aires Deposits of Large Amount Rate

(3) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

12	Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A dividends if exceeding 25% of net profits.

Further, Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) also entered into credit facility arrangements with BNDES and Caixa Economica Federal (Caixa) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and Caixa on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

In December 2017, ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans.

In March 2018, ICASGA concluded its renegotiation with BNDES. The terms of the renegotiation include the early repayment of a large part of the debt and rescheduling of current maturities.

In March 14, 2018 BNDES has approved an amendment and extension of the loan agreements with ICAB that involves extending the final maturity and the interest-only payment terms of such loans for two years, and providing an interest capitalization period for 50% of the interest due for two years. In addition, such agreements increased the size of the credit facility commitments by R$ 300 million (USD 91.9 million).

In connection with such amendments and extension agreements, ACI Airports S.àr.l. and CAAP have agreed to not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.àr.l.has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$48.0 million (USD 14.5 million). The loan under the Citibank Credit Agreement matures on March 14, 2018. Such loan was unsecured. The obligations under the Citibank Credit Agreement were absolutely and unconditionally guaranteed by ACI Airports S.à r.l.

On December 19, 2017, ICAB entered into a short-term banking letter of credit with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$32.0 million (USD 9.7 million). Obligations under the Banco Pine Credit Agreement are absolutely and unconditionally guaranteed by CAAP. The loan under the “Banco Pine Credit Agreement” matures on January 2018; at that date, ICAB has made an amendment to the loan maturity from January to December 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

12	Borrowings (Cont.)

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, ICAB issued a promissory note in the aggregate principal amount of R$300.0 million (USD 90.7 million), which matures on June 18, 2018. Loans under the Banco Santander Bridge Loan Facility were fully secured by (i) a cash deposit made by CAAP under a time deposit pledge agreement entered on December 19, 2017 between CAAP and Banco Santander, in the amount of R$300.0 million (USD 90.7 million) which was included in Guarantee deposit. Such loans mature in 180 days as of the closing date thereunder; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframerica. The loans under the Banco Santander Bridge Loan Facility mature in 180 days.

On March 14, 2018, ICAB has repaid the credit facilities provided by Banco Santander Bridge and the Citibank for a total amount of USD 106.6 million (approximately $R 348) with the proceeds of the loan given by the BNDES.

As a result of this operation, the guarantee deposit held by CAAP has been released (approximately USD 92.9 million).

On December 15, 2015 Armenia International Airports CJSC entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports CJSC shares.

According to the loan agreement Armenia International Airports CJSC has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31. As of December 31, 2017, Armenia International Airports CJSC was in compliance with all of its covenants.

As of March 31, 2018 Armenia International Airports CJSC pledged cash held in bank accounts for USD 29.5 million (USD 25.4 million at December 31, 2017) and all intangible assets and property and equipment for a total of USD 169.9 million (USD 170.6 million at December 31, 2017).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. As of March 31, 2018, Toscana Aeroporti S.p.A was in compliance with all of its covenants. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

On December, 2017 CAAP entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan in the aggregate principal amount of USD 15 million. Loan under the Julius Baer Credit Agreement was secured by cash collateral provided by a company controlled by the Group of the Shareholder and mature 24 months from the closing date thereunder.

On December 20, 2017, CAAP entered into the GS Credit Agreement, pursuant to which Goldman Sachs Bank USA provided a loan to the Company in the aggregate principal amount of $50.0 million.

In February 2018, CAAP fully repaid the Julius Baer Credit Agreement and the GS Credit Agreement, the cash collateral with Julius Baer was released when the loan was repaid.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

13	Other liabilities

	At March 31, 2018 (Unaudited)	At December 31, 2017 (Audited)
Non-current
Concession fee payable (*)	932,805	916,203
Advances from customers	29,618	31,909
Provision for maintenance costs (**)	22,434	22,207
Employee benefit obligation (***)	9,302	9,068
Other taxes payable	7,242	8,531
Provisions for legal claims (****)	6,158	5,798
Salary payable	2,287	916
Other liabilities with related parties (Note 16)	1,772	1,816
Other payables	9,082	10,344
	1,020,700	1,006,792

Current
Salary payable	38,287	41,753
Concession fee payable (*)	34,648	54,840
Other taxes payable	28,438	32,840
Provision for maintenance costs (**)	10,460	9,496
Other liabilities with related parties (Note 16)	6,687	33,132
Advances from customers	6,004	6,124
Provision for legal claims (****)	3,134	3,127
Expenses provisions	1,839	4,569
Other payables	27,496	23,605
	156,993	209,486

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 2 years	Total
At March 31, 2018	157,929	93,889	304,452	2,498,805	3,055,075
At December 31, 2017	188,192	94,590	306,318	2,520,425	3,109,525

(*) The most significant amount included in the commitments to the grantor are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	971,043	1,173,346
Acquisition of subsidiaries	-	777
Financial result	21,577	25,980
Concession fees	41,765	40,075
Payments	(61,312)	(60,124)
Translation differences	(5,620)	34,310
At the end of the period	967,453	1,214,364

(**) Changes in the period of the provision for maintenance costs is as follows:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	31,703	26,826
Accrual of the period	1,209	839
Use of the provision	(846)	(271)
Translation differences	828	361
Balances at the end of the period	32,894	27,755

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

13	Other liabilities (Cont.)

(***) Changes in the period of the provision for employee benefits is as follows:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	9,068	8,498
Actuarial gain/loss (in other comprehensive income)	(9)	(38)
Interest for services	84	38
Service cost	74	63
Amounts paid in the period	(130)	(233)
Translation differences	215	102
At the end of the period	9,302	8,430

(****) Changes in the period of the provision for legal claims is as follows:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Balances at the beginning of the period	8,925	5,878
Accrual of the period	409	1,384
Use of the provision	95	(265)
Translation differences	(137)	(969)
Balances at the end of the period	9,292	6,028

14	Equity

a) Share capital

The movements of shares capital for the period is as follows:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
At the beginning of the period	1,500,000	20
Reverse stock split (*)	(1,351,883)	-
Initial Public Offering (**)	11,905	-
At the end of the period	160,022	20

(*) On January 19, 2018, the Shareholder approved a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The nominal value of USD 1.00 of each common share did not change as a result of the Reverse Stock Split. It implied a reduction of share capital of USD 1,351,883 and an increase in Non-Distributable Reserves. The non-distributable reserve creation was in relation with Luxembourg corporate law perspective, as the free distributable reserve could be distributable only to the shareholder that has contributed the amount into the reserve, instead the non-distributable reserve will be distributable on a pro rata basis to all shareholders.

(**) On February 2, 2018, CAAP submitted the final prospectus to the U.S. Securities and Exchange Commission as an initial public offering of common shares of Corporación América Airports S.A. which was declared effective by such commission. The offering was of 11,904,762 common shares with a nominal value of USD 1 and the Shareholder offered 16,666,667 common shares which were fully subscribed. As a consequence of the Initial Public Offering, the share capital of CAAP has increased to 160,022,262 shares. The initial public offering price per common share was USD 17.00. As a result, CAAP had proceeds of USD 195,601 net of underwriting discounts and commissions but before other issuing expenses.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

14	Equity (Cont.)

On February 5, 2018 the Executive Committee; in accordance with (i) the provisions of the articles of associations of the Company, and (ii) the resolutions taken by the Company´s board of directors which determined and confirmed the creation and composition of the Executive Committee and also the powers delegated to it with respect of the Initial Public Offering; resolved to approve the issuance of the new shares, acknowledged having received sufficient evidence showing that the subscription price of the new shares had been paid, and the amendment of the articles of associations in respect of the new share capital of USD 160,022,262.

b) Free distributable reserves

The disclosure of contributions received at each period are as follows:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
At the beginning of the period	385,055	1,907,328
Cash contributions	-	3,810
At the end of the period	385,055	1,911,138

c) Share premium

As of March 31, 2018 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

As of March 31, 2018
Share premium	190,476
Underwriting discounts and expenses	(9,990)
Net share premium	180,486

d) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total

Balances at January 1, 2018	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Other comprehensive income (loss) for the period	(20,743)	6	115	(1)	-	(20,623)
For the period ended March 31, 2018	(261,834)	129	(39,496)	(58)	63,402	(237,857)

Balances at January 1, 2017	(212,080)	106	(40,043)	(54)	63,402	(188,669)
Other comprehensive income (loss) for the period	9,401	27	42	(5)	-	9,465
For the period ended March 31, 2017	(202,679)	133	(40,001)	(59)	63,402	(179,204)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

14	Equity (Cont.)

e) Non- controlling interest

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
At the beginning of the period	335,359	354,174
Adjustment on adoption of IFRS 9 (net of tax)	542	-
Adjusted balance at January 1, 2018	335,901	354,174
Shareholder contributions (*)	43,703	-
(Loss)/income for the period	(188)	2,296
Other comprehensive (loss)/income
Currency translation	(3,514)	6,249
Remeasurement of defined benefit obligations	5	23
Reserve for income tax	(1)	(7)
	(3,510)	6,265
Changes in non-controlling interest
Changes in the participations (**)	(14,039)	-
Dividends approved	(8,477)	(8,060)
	(22,516)	(8,060)
Non-controlling interest at the end of the period	353,390	354,675

(*) Corresponds to contributions made by the non-controlling interest in Inframerica Concessionária do Aeroporto de Brasilia S.A.

(**) On February 19, 2018, CAI purchased an additional 4.568% (850,235 shares) of the share capital of Toscana Aeroporti S.p.A to Fondazione Pisa, for a purchase price of €15.80 per share, paying a total amount of € 13,434 (approximately USD 16,513). As a result of the acquisition, CAI holds approximately 55.698% of Toscana Aeroporti’s share capital.

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2017, except for the determination of the Ecuadorian Tax authorities of an additional tax charge for an amount of USD 2.4 million in relation with fiscal year 2014 legal proceeding, TAGSA will dispute the validity of this new claim.

b. Commitments

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2017.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of Mach 31, 2018 and December 31, 2017, equity as defined under Luxembourg laws and regulations consisted of:

	At March 31, 2018 (Unaudited)	At December 31, 2017 (Audited)
Share capital	160,022	1,500,000
Share premium	180,486	-
Legal reserve	2	2
Free distributable reserves	385,055	385,055
Non-distributable reserves	1,351,883	-
Retained earnings	29,902	31,206
Total equity in accordance with Luxembourg law	2,107,350	1,916,263

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.àr.l., which is controlled by ACI Holding S.àr.l., which is controlled by Corporación America International S.àr.l. (previously denominated America Corporation International S.àr.l.), Luxembourg’s companies.

Corporacion America International S.àr.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services. The Group has also significant assets and liabilities arise from financial agreements with related parties.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

16	Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At March 31, 2018 (Unaudited)	At December 31, 2017 (Audited)
Year-period balances

(a) Arising from sales / purchases of goods / others
Trade receivables with other related parties	948	1,130
Other receivables with associates	4,979	5,555
Other receivables with other related parties	9,249	9,775
Other financial assets with other related parties	3,532	3,621
Trade payables to other related parties	(4,402)	(5,667)
	14,306	14,414
(b) Financial debt
Borrowings to other related parties(*)	(585)	(34,651)
	(585)	(34,651)
(c) Other liabilities
Other liabilities to other related parties	(8,459)	(34,948)
	(8,459)	(34,948)

(*) Loans with related parties were secured by a cash collateral by a company controlled by the Group of the Shareholder and were paid on February 8, 2018.

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Transactions
Commercial revenue	1,657	1,181
Fees	217	197
Interest accruals	(528)	(672)
Acquisition of goods and services	(3,421)	(3,074)
Others	(127)	(251)

Remunerations received by the Group’s key staff (company`s directors) amounted to approximately 2.64% of total remunerations accrued at March 31, 2018 (3.83% as of March 31, 2017).

17	Cash flow disclosures

	For the three-month period ended March 31,
Changes in working capital	2018 (Unaudited)	2017 (Unaudited)
Other receivables and credits	16,207	(9,487)
Inventories	611	(1,105)
Other liabilities	(99,219)	(75,244)
	(82,401)	(85,836)

The most significant non-cash transactions are detailed below:

	For the three-month period ended March 31,
	2018 (Unaudited)	2017 (Unaudited)
Intangible assets acquisition with an increase in Other liabilities / Borrowings	(517)	(135)
Dividends not paid	(6,232)	(5,500)
Borrowings cost capitalization	(3,405)	-

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2018 and 2017 (amounts in thousands of U.S. dollars).

18	Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2017, the Company categorizes its financial instruments as assets and liabilities at amortized cost.

For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2018:

	Fair value	Carrying amount
Trust funds	126,167	132,142
Long-term borrowings	1,126,344	1,146,241

19	Subsequent events

There are no subsequent events that significantly affect the Company´s financial position as of March 31, 2018.

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